Exhibit 99.4

MALBRITE LTD

WithumSmith + Brown PC
1835 Market Street
Suite 1710
Philadelphia
PA 19103-2945
USA	22nd October 2025

Dear Sirs

Letter of Financial Support for Davion Healthcare Plc

We write to confirm that we have been providing financial support to Davion Healthcare Plc, a public limited company (now incorporated in the Republic of Ireland. and previously incorporated in Cyprus], for the past two years to assist in meeting the company’s financial obligations.

We acknowledge that Davion Healthcare Plc has relied on this financial support in maintaining its operations.

We hereby confirm that Malbrite Ltd, will continue to provide financial support as necessary to enable Davion Healthcare Plc to meet its costs and obligations as they fall due for a period of at least 18 months from the date of the signing of the company's audited financial statements for the financial year ended 31 December 2024, or until such time as the company is able to generate sufficient funds to meet its financial obligations independently, whichever is the sooner.

This support will be provided on terms that ensure the company remains a going concern, and we confirm that we have the necessary financial resources available to meet these commitments. However, this letter does not constitute a legally binding obligation on our part, nor does it create any contractual liability or commitment beyond our stated intention to provide such support.

Should you require any further clarification, please do not hesitate to contact us.

Yours faithfully,

/s/ Jack Kaye

Jack Kaye

Chief Executive Officer

264 High Street

Beckenham

Kent BR3 1DZ

United Kingdom

+44 203 355 3215 admin@malbrite.com

www.malbrite.com

Company Registration Number: 11598283

Registered Office: 264 High Street, Beckenham, Kent, BR3 1DZ, United Kingdom